

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 23, 2021

R.J. Pittman
Chief Executive Officer
Matterport, Inc.
352 East Java Drive
Sunnyvale, CA 94089

    Re: **Matterport, Inc.**
         Registration Statement on Form S-1
         Filed August 19, 2021
         File No. 333-258936

Dear Mr. Pittman:

    This is to advise you that we have not reviewed and will not review your registration statement.

    Please refer to Rule 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

    Please contact Jeff Kauten, Staff Attorney, at (202) 551-3447, or in his absence, Jan Woo, Legal Branch Chief, at (202) 551-3453, with any questions. If you require further assistance, please contact Larry Spirgel, Office Chief, at (202) 551-3815.

                                        Sincerely,

                                        Division of Corporation Finance
                                        Office of Technology

cc: Thomas G. Brandt